Morgan Stanley & Co. Incorporated
1585 Broadway
New York, New York 10036
J.P. Morgan Securities Inc.
277 Park Avenue
New York, New York 10172
November 13, 2006
VIA EDGAR AND FACSIMILE
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549

Re:	Hansen Medical, Inc. (the “Company”)
Registration Statement on Form S-1 (File No. 333-136685)
Ladies and Gentlemen:
     In accordance with Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Act”), we hereby join the Company’s request for acceleration of the above-referenced Registration Statement, requesting effectiveness for Wednesday, November 15, 2006 at 2:00 p.m., Eastern Time, or as soon as practicable thereafter.
     In connection with Rule 460 of the Act, please be advised that, during the period from October 31, 2006 to the date of this letter, we have effected approximately the following distribution of copies of the preliminary prospectus, dated October 31, 2006:

Institutions	4,315
Underwriters	9,112
Other	46

Total	13,473
     The Underwriters (the “Underwriters”) and dealers of the above issue were advised by invitation wire and in underwriting papers that they must comply with the provisions of SEC Release No. 33-4968 of the Act and Rule 15c2-8 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). We wish to advise you that copies of the preliminary prospectus have been made available in sufficient time for distribution to all prospective purchasers no less than 48 hours prior to the time it is expected confirmations will be mailed. The undersigned have and will, and each dealer has advised the undersigned that it has and will, comply with SEC Release No. 33-4968 and Rule 15c2-8 under the Exchange Act.

Very Truly Yours,

Morgan Stanley & Co. Incorporated J.P. Morgan Securities Inc. Thomas Weisel Partners LLC Leerink Swann & Co., Inc.

Acting severally on behalf of themselves and the several Underwriters

By:	Morgan Stanley & Co. Incorporated

By:	/s/ Bryan Andrzejewski

Name: Bryan Andrzejewski
Title: Executive Director

By:	J.P. Morgan Securities Inc.

By:	/s/ Andrew Goldberg

Name: Andrew Goldberg
Title: Vice President